# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Progyny, Inc., CIK 0001551306
CUSIP: 74340E103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1359 Broadway, 2ND FLOOR, New York, New York (NY), 10018
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001435899

## Reporting persons
- KLEINER PERKINS CAUFIELD & BYERS XIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KPCB XIII Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Progyny, Inc.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- KLEINER PERKINS CAUFIELD & BYERS XIII, LLC: /s/ Susan Biglieri, Susan Biglieri/ CFO/ By: KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company, its managing member (06/05/2026)
- KPCB XIII Associates, LLC: /s/ Susan Biglieri, Susan Biglieri/Chief Financial Officer (06/05/2026)